15046035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID V. SHIELDS 212 320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSSM CPA LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO., LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman & Co-CEO

Title

Notary Public

NOTARY PUBLIC STEVEN FRIEDFERTIG No. 01FR6305262 Exp. 06/09/2018 QUEENS COUNTY STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO.LLC

MEMBER NEW YORK STOCK EXCHANGE

140 Broadway New York, NY 10005

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2014

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

Certified Public Accountants
& Strategic Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Wellington Shields & Co., LLC

We have audited the accompanying financial statements of Wellington Shields & Co., LLC (a wholly owned subsidiary of Wellington Shields Holdings, LLC), which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Wellington Shields & Co., LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wellington Shields & Co., LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Wellington Shields & Co., LLC's financial statements. The supplemental information is the responsibility of Wellington Shields & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RSSM

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2014

ASSETS

Cash	$ 102,378
Securities owned, at fair value	989,987
Deposits with clearing broker-dealers	225,000
Receivables from broker-dealers	1,694,650
Receivable from affiliates	526,877
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation in the amount of $2,067,372	319,210
Restricted cash	400,000
Prepaid expenses and other assets	511,077
	$ 4,769,179

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,811,961
Borrowings subordinated to general creditors	225,000
	2,036,961
Member's equity	2,732,218
	$ 4,769,179

The accompanying notes are an integral part of these financial statements.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)
STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions and floor brokerage	$ 9,058,270
Fee income	4,050,000
Investment banking	1,134,662
Trading gain, net	18,073
Interest and dividend income	605,714
Underwriting fee income	322,275
Other income	117,507
Unrealized loss on investments	(76,262)
Total revenues	15,230,239
EXPENSES:	
Employee compensation and benefits	10,030,006
Floor brokerage, exchange and clearance fees	926,695
Communications and data processing	957,350
Occupancy	928,453
Professional and consulting services	352,677
Interest expense	8,178
Regulatory fees and expense	156,610
Exchange membership lease	40,000
Depreciation and amortization	49,165
Office supplies and expense	148,617
Insurance	65,630
Equipment rental	30,028
Research fees	427,572
Other operating expenses	680,561
Total expenses	14,801,542
NET INCOME	$ 428,697

The accompanying notes are an integral part of these financial statements.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated borrowing at January 1, 2014	$ 450,000
Decreases:	
Payment of subordinated loan	(225,000)
Subordinated borrowing at December 31, 2014	$ 225,000

The accompanying notes are an integral part of these financial statements.

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE – January 1, 2014	$ 2,303,521
Net income	428,697
BALANCE – December 31, 2014	$ 2,732,218

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 428,697
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	49,165
Unrealized loss on investment in securities	76,262
(Increase) decrease in operating assets:	
Securities owned, at fair value	148,677
Deposits with clearing broker-dealers	(24,983)
Receivables from broker-dealers	(1,032,160)
Receivable from affiliates	367,335
Letter of credit	(294,738)
Prepaid expenses and other assets	(93,796)
Decrease in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	579,484
Net cash provided by operating activities	203,943
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(284,559)
Net cash used in investing activities	(284,559)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of subordinated borrowings	(225,000)
Net cash used in financing activities	(225,000)
Net decrease in cash	(305,616)
CASH – beginning of year	407,994
CASH – end of year	$ 102,378
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for interest	$ 8,178

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the FINRA and is a wholly owned subsidiary of Wellington Shields Holdings LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date as if they had settled. Securities owned and securities sold, not yet purchased, are stated at fair value. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Securities are reported at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 for discussion of fair value measurements.

Commission Revenue

Revenue from commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include fees for securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded per the term of the engagement letter, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Deposits with Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represents cash held at that broker.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is ten years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2014 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Holding's income tax returns for the years 2011 through 2014 are subject to examination by federal, state and local income tax authorities.

Concentration of Credit Risk

The Company invests its excess cash in deposits with financial institutions, money market funds, and securities issued by the U.S. and local governments. Financial instruments that

subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities.

Other Income

Included in other income is a $225,000 business growth concession payment, which was used to make a payment due on the subordinated loan entered into between First Clearing LLC and the Company.

Fair Value Hierarchy

Accounting principles related to fair value measurements establish a framework for measuring fair value, and establishes a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access as the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset of liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinates of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. SECURITIES OWNED

Exchange Traded Equity Securities

Exchange traded securities are generally valued based on quoted market prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or 3 of the fair value hierarchy. Securities categorized in level 2 are classified as such as the securities are restricted or not actively traded.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS are valued based on trades, bid price or spread data, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, discount rates, market data feeds from commercial vendors, derivative indices, loan level information including without limitation loan loss, recovery and default rates, prepayment speeds, trustee reports, investor reports, and servicer reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers.

State and Municipal Bonds

The fair value of state and municipal securities is determined using trades, bid price or spread, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, market data feeds such as municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Securities owned:				
Residential mortgage backed securities	$ -	$ 105,103	$ -	$ 105,103
Exchange traded securities	51,000	-	-	51,000
State and municipal bonds	-	833,884	-	833,884
	$ 51,000	$ 938,987	$ -	$ 989,987

The aggregate cost of securities was $1,083,656 at December 31, 2014.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5	$ 1,894,425
Leasehold improvements	10	492,157
		2,386,582
Less accumulated depreciation/amortization		2,067,372
Net furniture, equipment and leasehold improvements		$ 319,210

Depreciation and amortization expense for the year ended December 31, 2014 aggregated $49,165.

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. The Company made no contribution to the plan for the year ended December 31, 2014.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between June 30, 2015 and September 30, 2024.

On December 18, 2013 the Company signed an extension and second amendment to lease assumed from a member of Holdings, to extend the term of the lease commencing January 1, 2014 and terminating September 30, 2024. Annual rent ranges from $891,792 plus operating and real estate tax escalations at the beginning of the lease to $1,003,266 for the final three years of the

agreement. Under the terms of the agreement the company is not required to pay rent for the first nine months of the agreement. The Company is also entitled to receive reimbursement from the landlord for up to $836,055 in renovations to the office space.

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2015	$ 1,011,896
2016	933,390
2017	947,602
2018	989,682
2019	982,213
Beyond 2019	4,715,974
	$ 9,580,757

For financial statement purposes, minimum rent expense is accounted for on a straight line basis. Accordingly, the statement of financial condition reflects a deferred rent liability of $658,474 for the excess of the expense charged compared to the amount paid in accordance with the lease.

Rent expense for all leases for the year ended December 31, 2014 aggregated $882,849, net of $180,465 as shared costs allocated to affiliates, in accordance with an expense sharing agreement.

Arbitration Proceedings and Litigation

In September 2014, the Company and one of its employees were named as respondents in an arbitration proceeding before FINRA - Dispute Resolution. The parties have completed the arbitrator selection phase of the process. A pre-hearing conference is scheduled for March 20, 2015. It is anticipated that the case will be heard sometime between August 2015 and February 2016. The Company is vigorously contesting the merits of the claim, but has accrued $10,000 to cover potential costs. The Company has filed a counterclaim for all claims, liabilities and expenses arising out of the agreement.

Letter of Credit

A commitment under a standby letter of credit of $400,000 is reflected as restricted cash at December 31, 2014 and expires on December 31, 2024.

7. RELATED PARTY TRANSACTIONS

The Company shares office space with affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates. As of December 31, 2014 expenses aggregating $934,167 were allocated to these affiliates, and at December 31, 2014 the receivable from these affiliates was $526,877 which is due on demand, and repayable on a quarterly basis.

8. SUBORDINATED BORROWING

At December 31, 2014, the Company has a borrowing under a subordination agreement as follows:

Subordinated note, non-interest bearing, repayment of $225,000 due on December 9, 2015	$ 225,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the repayment will be suspended.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,390,137 which was $1,269,340 in excess of its required net capital of $120,797. The Company's net capital ratio was 0.13034 to 1.

10. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk in the event that its clearing brokers are unable to fulfill their obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2014 cash in bank deposits exceeded federal insured limits by $150,000. The Company has not experienced any losses in such accounts.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by other broker-dealers in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2014, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

12. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 27, 2015, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring adjustment or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

NET CAPITAL		
Member's equity		$ 2,732,218
Add:		
Liabilities subordinated to claims of general creditors		225,000
Total capital and allowable subordinated borrowings		2,957,218
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 319,210	
Receivable from affiliates	526,877	
Other receivable	13,416	
Restricted cash	400,000	
Prepaid expenses and other assets	257,475	
		1,516,978
Other deductions and/or charges		3,500
Net capital before haircuts on securities positions		1,436,740
Haircuts on securities:		
Exempted securities	38,951	
Debt securities	-	
Other securities	7,650	
		46,601
Net capital		$ 1,390,139

(Continued)

SCHEDULE I
(Continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	$ 1,811,961
Total aggregate indebtedness	$ 1,811,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 120,797
Net capital at 1,500 percent	$ 1,269,340
Excess net capital at 1,000 percent	$ 1,208,941
Ratio: aggregate indebtedness to net capital	0.13034 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2014.

RSSM

Certified Public Accountants
& Strategic Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Wellington Shields & Co., LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wellington Shields & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wellington Shields & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions") and (2) Wellington Shields & Co., LLC stated that Wellington Shields & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wellington Shields & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wellington Shields & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 3(k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, NY
February 27, 2015

WELLINGTON SHIELDS & CO. LLC
MEMBER NEW YORK STOCK EXCHANGE
140 BROADWAY
NEW YORK, NY 10005

TEL: (212) 732-6800

TEL: (212) 320-3000
FAX: (212) 320-3040

Wellington Shields & Co., LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240-15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

WELLINGTON SHIELDS & CO., LLC

I, DAVID SHIELDS, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Co- Chief Executive Officer

February 3, 2015

RSSM

Certified Public Accountants
& Strategic Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Wellington Shields & Co., LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wellington Shields & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wellington Shields & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions") and (2) Wellington Shields & Co., LLC stated that Wellington Shields & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wellington Shields & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wellington Shields & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 3(k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, NY
February 27, 2015

757 Third Avenue, New York, NY 10017 Tel 212.303.1800 Fax 212.755.5600 rssmcpa.com

Additional Office in Garden City, New York

Vision. Solutions. Growth.

WELLINGTON SHIELDS & CO. LLC
MEMBER NEW YORK STOCK EXCHANGE
140 BROADWAY
NEW YORK, NY 10005

TEL: (212) 732-6800

TEL: (212) 320-3000
FAX: (212) 320-3040

Wellington Shields & Co., LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240-15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

WELLINGTON SHIELDS & CO., LLC

I, DAVID SHIELDS, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Co- Chief Executive Officer

February 3, 2015

RSSM

Certified Public Accountants
& Strategic Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Managing Members of
Wellington Shields & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wellington Shields & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellington Shields & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wellington Shields & Co., LLC's management is responsible for Wellington Shields & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Wellington Shields & Co., LLC and the other specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RSSM

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

For the Year Ended December 31, 2014

SIPC-7 General assessment	$ 33,947
Less: Payments made with SIPC-6 filed	16,729
Amount due with SIPC-7 – paid in 2015	$ 17,218

SIPC Collection Agent: Securities Investors Protection Corporation

RSSM

RSSM

Certified Public Accountants
& Strategic Advisors

SEC
Mail Processing
Section
MAR 0 3 2015
Washington DC
404

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Managing Members of
Wellington Shields & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wellington Shields & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellington Shields & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wellington Shields & Co., LLC's management is responsible for Wellington Shields & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

757 Third Avenue, New York, NY 10017 Tel 212.303.1800 Fax 212.755.5600 rssmcpa.com

Additional Office in Garden City, New York

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Wellington Shields & Co., LLC and the other specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSSM CPA LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

RSSM

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

For the Year Ended December 31, 2014

SIPC-7 General assessment	$ 33,947
Less: Payments made with SIPC-6 filed	16,729
Amount due with SIPC-7 – paid in 2015	$ 17,218

SIPC Collection Agent: Securities Investors Protection Corporation

RSSM